FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               20 December, 2006


                               File no. 0-17630


                              Directorate Change



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.



Enclosure: Directorate Change


             N    E    W    S         R    E    L    E    A    S   E





                                                                20 December 2006


                        CRH ANNOUNCES BOARD APPOINTMENT





The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 1 January 2007, of Mr William P. Egan as a non-Executive Director.



Mr Egan (61), who is a US citizen, is a founder and general partner of Alta
Communications, a venture capital company headquartered in Boston.    He founded
Alta's predecessor firm, Burr, Egan, Deleage & Co in 1979 and backed several of America's leading growth companies in the information technology, life sciences
and communications industries.   He is Past President and Chairman of the
National Venture Capital Association and is a trustee of the University of Pennsylvania and a member of the board of overseers of the Wharton School of Finance at the University of Pennsylvania.



Mr Egan is on the Boards of Directors of Cephalon Inc. (a NASDAQ quoted company specialising in biopharmaceuticals), and of the Irish venture capital company
Delta Partners Ltd.   He also serves on the Boards of several privately held
communications, cable and information technology companies.   He holds an MBA
from the Wharton School of Finance, and a degree in Economics from Fairfield University.





Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director







       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

            E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                    42 Fitzwilliam Square , Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  20 December, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director